Exhibit 99.1

GasLog Ltd. and GasLog Partners LP 2018 Investor Day Presentation

MONACO — April 10, 2018 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) and GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE:GLOP) will host an Investor Day presentation today in New York.

Senior management from GasLog and GasLog Partners will present an update on the outlook for the LNG commodity and LNG shipping markets, and will discuss the long-term strategy of the Company and the Partnership. The presentation will be followed by a question and answer session.

The key messages of the presentation are:

•                  Strong LNG Fundamentals: Forecast LNG demand growth will drive supply expansion post 2020

•                  Evolving LNG Shipping Market: Market fragmentation, inter-basin trading and focus on cargo value maximisation all increase shipping intensity

•                  LNG Shipping Market Tightening: Additional volumes, travelling greater distances, drive strong recovery in shipping rates

•                  GasLog Has A Market Leading Platform: Differentiation from fleet scale and efficiency, safety track record, operational excellence, commercial relationships, technical innovation and access to capital, including through GasLog Partners

•                  GasLog Is Positioned To Grow Strongly: Visible path to more than double consolidated EBITDA over the next 5 years

•                  Enhancement Of Shareholder Returns: Significant upside potential from increasing asset values, earnings, cash flows from operations and GasLog Partners, and shareholder remuneration

Paul Wogan, Chief Executive Officer of GasLog, stated, “Since the beginning of 2016, GasLog has expanded and upgraded its fleet of LNG carriers while delivering outstanding operational and safety performance.  This growth has been underpinned by our strong commercial relationships and a significantly strengthened balance sheet as a result of the success of GasLog Partners as a funding vehicle for the group. We are pleased this delivery has been recognized through a leading total shareholder return relative to our peers over the period.

The outlook for the LNG shipping remains positive, driven by growing demand for LNG and an increase in shipping intensity as the market evolves. Our scale and operational and commercial capabilities position us well to benefit from an expanding and tightening market. We are excited by the opportunity to more than double our consolidated EBITDA(1) over the next five years, and to unlock significant value upside from an increase in asset values, cash flows, earnings and shareholder returns.”

Andy Orekar, Chief Executive Officer of GasLog Partners, stated, “Our growth strategy has delivered strong financial and total return performance since our IPO in 2014.  With clear alignment of interests between GasLog and GasLog Partners, a visible, multi-year pipeline of growth opportunities and continued access to capital, we believe GasLog Partners represents a differentiated and compelling MLP investment opportunity.  Our recently announced acquisition of GasLog Gibraltar and intercompany loan repayment are each expected to be accretive to distributable cash flow per unit, supporting the Partnership’s year-on-year distribution growth guidance of 5% to 7% in 2018.”

Event details:

Date:	April 10, 2018

Venue:	The Pierre Hotel

Address:	2 East 61st Street, New York, NY 10065

Registration:	From 12:00 ET

Start time:	13:00 ET

The presentation will be webcast live on the websites of GasLog (www.gaslogltd.com) and GasLog Partners (www.gaslogmlp.com). A replay will be available on both websites following the presentation.

(1) EBITDA is a non-GAAP financial measure. Please refer to Exhibit I for guidance on the underlying assumptions used to derive EBITDA

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 29 LNG carriers (25 ships on the water and 4 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. Upon closing of the GasLog Gibraltar acquisition, GasLog’s consolidated fleet will include 13 LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. Upon closing of the GasLog Gibraltar acquisition, GasLog Partners’ fleet will consist of 13 LNG carriers with an average carrying capacity of approximately 156,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44 203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44 203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

This press release summarizes the key highlights of the GasLog and GasLog Partners 2018 Investor Day being held on April 10, 2018 and should not be read without reference to the complete Investor Day presentation, which provides further detail on the assumptions supporting these highlights.  The presentation will be webcast live on the websites of GasLog (www.gaslogltd.com) and GasLog Partners (www.gaslogmlp.com). A replay will be available on both websites following the presentation.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that GasLog and GasLog Partners expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in spot and long-term charter hire rates and vessel values;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  our ability to maintain long term relationships and enter into time charters with new and existing customers;

•                  increased exposure to the spot market and fluctuations in spot charter rates;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  the time it may take to construct and deliver newbuildings and the useful lives of our ships;

•                  fluctuations in currencies and interest rates;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  our ability to retain key employees and the availability of skilled labour, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in GasLog’s Annual Report on Form 20-F filed with the SEC on February 28, 2018 and GasLog Partners’ Annual Report on Form 20-F filed with the SEC on February 12, 2018, available at http://www.sec.gov.

GasLog and GasLog Partners undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

EXHIBIT I

Non-GAAP Financial Measures

EBITDA

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization.  EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on interest rate swaps, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure.